WOODSIDE
AUSTRALIAN ENERGY

03 JUN 25 AM 7:21

10 June 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-248-P (Tigger-1), lodged with the ASX on 10 June 2003;
- WA-255-P (Stybarrow-2), lodged with the ASX on 10 June 2003;
- Gulf of Mexico Mustang Island Area Block A 81 (OCS-G 24325) (Bison #1), lodged with the ASX on 10 June 2003;
- WA-1-P (Nickol-1), lodged with the ASX on 10 June 2003;
- Woodside achieving a key Enfield milestone, lodged with the ASX on 10 June 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 6/30

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

10 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-248-P
Tigger-1

Woodside Petroleum Ltd., Operator of the WA-248-P Joint Venture, reports that the Tigger-1 exploration well located in the Carnarvon Basin is at a current depth of 2,753 metres in $8^1/_2$ inch hole. The operation at 24:00 hours on 9 June 2003 was drilling ahead, having used lost circulation material to help cure mud losses to the formation.

Since the last report, the $9^5/_8$ inch casing has been run.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-248-P is 45%. The other participants are Kufpec Australia Pty Ltd. (35%) and Japan Australia LNG (MIMI) Pty Ltd. (20%).

KAREN LANGE
Company Secretary

10 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Stybarrow-2

Woodside Petroleum Ltd, reports that the Stybarrow-2 appraisal well located in permit WA-255-P within the Exmouth Sub-basin was spudded on 6 June 2003 and is currently at 1,605 metres. On 10 June 2003 the forecast operation is preparing to drill ahead in $8^{1}/_{2}$ inch hole after setting $9^{5}/_{8}$ inch casing.

The well is being drilled using the Atwood Falcon semi-submersible drill rig. The location is approximately two kilometres south-west of the recent Stybarrow-1 oil discovery in WA-255-P. Stybarrow-2 is positioned structurally updip of Stybarrow-1. Water depth at the location is 859 metres. Planned total depth is approximately 2,370 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

KAREN LANGE
Company Secretary

10 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Mustang Island Area Block A 81 (OCS-G 24325)
Bison #1

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Bison #1 exploratory well (OCS-G 24325 # 1) located in the Gulf of Mexico on Mustang Island Area Block A 81 was spudded on 6 June 2003.

Pioneer Natural Resources USA, Inc., operator of the Bison prospect, will utilize the ADTI Ensco No.64 drilling rig to drill the well. Water depth at the location is approximately 290 feet. Planned total depth is approximately 6,650 feet (referenced to the rig rotary table).

The Bison #1 well is the third of an eight well program that Woodside Energy (USA) Inc. and Pioneer Natural Resources USA, Inc. have agreed to drill in 2003 and 2004. Woodside and Pioneer are equal participants in OCS-G 24325.

The next scheduled report on the well will be released after completion of drilling operations for the well. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

KAREN LANGE
Company Secretary

10 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-1-P
Nickol-1

Woodside Energy Ltd., Operator of the WA-1-P Joint Venture, reports that the Nickol-1 exploration well located in the Carnarvon Basin was spudded on 7 June 2003. Since spudding, the 16 inch hole section was drilled and cased and the blow out preventors were run. On 10 June 2003 the operation was drilling ahead in 8½ inch hole at 1,355 metres.

Apache are drilling Nickol-1 using the Ensco 56 drill rig, on behalf of the permit operator Woodside. The location is approximately 5.5 kilometres east of the Sage-1 oil discovery well and 32.5 kilometres southwest of the Legendre oil field. Water depth at the location is 65 metres, and planned total depth of the well is approximately 2,830 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-1-P is 45.94%. Other participants are Apache Northwest Pty. Ltd. (31.50%) and Santos Ltd. (22.56%).

KAREN LANGE
Company Secretary


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 10 June 2003
10:00am (WST)

WOODSIDE ACHIEVES KEY ENFIELD MILESTONE

Woodside Energy Ltd. has committed to the front-end engineering and design (FEED) phase of the Enfield area oil development located off North West Cape in Western Australia.

The total cost of this phase of the development is $88 million covering all activities required to move to the final investment decision which is planned for Q2 2004. The total project is budgeted at approximately $1.5 billion.

The Enfield oil field was discovered in 1999. Following appraisal, the field oil reserves are assessed at about 145 million barrels at the expectation level. The development is based on a 100,000 b/d capacity floating production, storage and offtake vessel. The facility will have capacity to tie-back other discoveries already made in the area once Enfield production starts to decline.

A number of key contracts for the project are in the process of being let:

- Engineering, Procurement and Construction management (EPCm) services for the FPSO to Fluor Amec Joint Venture of Australia, based in Perth.
- Securing of a building slot for construction of the Floating Production, Storage Offloading (FPSO) vessel to Samsung Heavy Industries, of South Korea.
- Design of the Turret Mooring System Supply to Single Buoy Moorings Inc, of Switzerland.

A smaller contract was also awarded for design Verification Services to Lloyds Register of Shipping in Fremantle.

The General Manager of the Enfield Area Development, Duncan Clegg, confirmed that the project remained on schedule for a FID in the second quarter of 2004.

"This is a major commitment towards the oil production at Enfield which will be a major contributor to Woodside's future growth. It positions the project to achieve first oil production by the second half of 2006," Mr Clegg said.

Mr Clegg confirmed that approvals have been sought in accordance with the Commonwealth *Environmental Protection and Biodiversity Conservation Act, 1999.*

The Enfield oil field is one of three discovered in permit WA-271-P. Woodside is 100% permit holder and operator.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager